

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

<u>Via E-Mail</u>
Mr. Robert J. Laikin
Chairman of the Board and Chief Executive Officer
Brightpoint, Inc.
7635 Interactive Way, Suite 200
Indianapolis, Indiana 46278

      **Re:    Brightpoint, Inc.**
              **Form 10-K for the fiscal year ended December 31, 2010**
              **Filed on February 25, 2011**
              **File No.  001-12845**

Dear Mr. Laikin:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Martin James

                        Martin James
                        Senior Assistant Chief Accountant